Exhibit 12.1

Frank’s International N.V.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Years Ended December 30,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	$132,004	$304,724	$346,922	$376,127	$183,085	126,253
Plus: Fixed charges	5,317	6,455	6,345	4,589	5,017	4,036

Total earnings available for fixed charges	$137,321	$311,179	$353,267	$380,716	$188,102	130,289

Fixed charges:
Interest expense and amortization of deferred financing costs	$319	$706	$1,471	$808	$1,549	2,316
Interest component of rental expense	4,998	5,749	4,874	3,781	3,468	1,720

Total fixed charges	$5,317	$6,455	$6,345	$4,589	$5,017	4,036

Ratio of Earnings to Fixed Charges	25.8x	48.2x	55.7x	83.0x	37.5x	32.3x

The ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include income from continuing operations before income taxes, adjusted for fixed charges to the extent they affect current year earnings. Fixed charges include interest expensed, amortization of capitalized expenses related to indebtedness and estimates of interest within rental expenses.